Putnam Mid Cap Value Fund
April 30, 2008 Annual


May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for        Votes withheld        Abstentions
37,792,211         1,488,626            1,471,855


All tabulations are rounded to the nearest whole number.